Exhibit 99.1

SIGMA LITHIUM AND BRAZILIAN GOVERNMENT OFFICIALS RING NASDAQ OPENING BELL TO CELEBRATE THE LAUNCH OF LITHIUM VALLEY BRAZIL INITIATIVE

•	Sigma Lithium joined the Governor of Minas Gerais and the Deputy Minister of Mines and Energy in Brazil to ring the Opening Bell at Nasdaq MarketSite in New York, celebrating the launch of Lithium Valley Brazil.

•	Lithium Valley Brazil is an unprecedented collaborative effort marking the future of a more sustainable source of lithium.

o	The initiative is aimed at attracting capital markets and private investments in the lithium battery supply chain while streamlining the development and construction of projects in the lithium mining and processing industries.

•	Going forward, Lithium Valley Brazil will create optimal business conditions to foster significant increases in the production of high purity, battery grade environmentally sustainable green lithium (“Green Lithium”) in Brazil.

o	The initiative will facilitate the development of a green industrial footprint for the metal and advance social development goals, including reducing income inequality at Vale do Jequitinhonha.

•	Federal and State Governments will ensure legal certainty and enable regulatory simplicity, as well as streamline the permitting process for environmentally sustainable projects, with support from industry associations.

o	The private and public sector will work together to lead infrastructure projects focused on sanitation, health and education that will benefit the people of Vale do Jequitinhonha, improving their living conditions and reducing inequality.

•	Investors and capital markets are expected to fund all sustainable lithium projects, ancillary projects, and industry infrastructure as well as downstream industries.

o	As a result of this capital markets-friendly approach, taxpayer money will be directed to social development initiatives, following the successful Australian model.

•	Participating companies are committing to setting the highest global standards of environmental and social sustainability in prospecting and producing the lithium.

NEW YORK – May 11, 2023 – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), Sigma Lithium Corporation, a Brazil-based company dedicated to powering the next generation of electric vehicle batteries with Green Lithium, and representatives from the government of Brazil celebrated the launch of Lithium Valley Brazil by ringing the opening bell at Nasdaq MarketSite in New York.

Located in Vale do Jequitinhonha, Minas Gerais, one of the regions in Brazil with the lowest human development indexes, Lithium Valley Brazil is an unprecedented collaborative effort marking the future of a more sustainable source of lithium. The initiative is aimed at attracting capital markets and private investments in the lithium battery supply chain while streamlining the development and construction of projects in the lithium mining and processing industries. Lithium Valley Brazil highlights Brazil’s leadership in enabling the green energy transition globally with sustainable critical minerals.

Going forward, Lithium Valley Brazil will create optimal business conditions to foster significant increases in the production of Green Lithium in Brazil, and facilitate the development of a green industrial footprint for the metal while advancing social development goals, including reducing income inequality at Vale do Jequitinhonha.

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The production of Green Lithium is expected to attract the next generation of green downstream processing industries, building an environmentally and socially sustainable lithium supply chain to support the growth of electric vehicle battery factories located all over the world.

“The growth of Lithium Valley Brazil will be our collective contribution for a greener planet and a more just society," said Ana Cabral-Gardner, Sigma Lithium’s CEO and Co-Chairperson. "It will bring prosperity to the people of Vale do Jequitinhonha by growing the lithium industry while ensuring the social economic development of the entire region.”

Ana wrapped her opening bell remarks by closing, “Lithium Valley Brazil is just as much about producing the lithium as it is about the people. All of us are embracing the Lithium Valley as partners in bringing lithium from Brazil to the world, driven by capital markets and the private sector. The lithium valley is our legacy. Our children and grandchildren will be proud of us in the future.”

Lithium Valley Brazil is the result of the unwavering commitment to climate action, environmental and social sustainability of a relentless and dedicated group of global impact investors, public government officials and regulatory bodies, NGOs, industry associations and civil society.

The initiative was fostered by the unprecedented collaboration among the Government of the state of Minas Gerais, the Ministry of Mines and Energy of the Federal Government, Brazil’s National Parliament (Congresso Nacional), Minas Gerais State Parliament (Assembleia Legislativa Minas Gerais), Brazil’s Mining Regulatory Agency (ANM), Minas Gerais Industry Federation (FIEMG), Brazil’s Mining Sector Association (IBRAM), The Civil Society NGO Mulheres do Brasil and its microcredit initiative Dona de Mim, executives and employees at the four pioneer lithium companies from all over the world: Sigma Lithium (Brazil), Atlas Resources (USA), Latin Resources (Australia) and Lithium Ionic (Canada).

In honor of the occasion, Ana Cabral-Gardner, Sigma Lithium Corporation CEO and Co-Chairperson, joined Romeu Zema, Governor of the state of Minas Gerais, and Vitor Saback, Deputy Minister of Mines and Energy in ringing the Nasdaq Opening Bell.

“Lithium Valley Brazil commences with significant relevance in the global lithium industry, anchored by Sigma Lithium, one of the world’s top producers, which is trucking to port the most environmentally and socially sustainable lithium in the world. Sigma Lithium materials are expected to enable the production of 610,000 electric vehicles in the first year and 1,6 million electric vehicles in its second year,” added Ana.

Federal and State Governments will ensure legal certainty and enable regulatory simplicity as well as streamline the permitting process for environmentally sustainable projects. With the proceeds from the 2% of lithium royalties already collected from the industry, the Governments will lead social sustainability infrastructure projects focused on sanitation, health and education that will benefit the people of Vale do Jequitinhonha, lifting their living conditions and reducing inequality.

Investors and capital markets are expected to fund all sustainable lithium projects, ancillary projects, and industry infrastructure as well as downstream industries. As a result of this capital markets-friendly approach, taxpayer money will be directed to social development, following the successful Australian model.

Participating companies are committing to setting the highest global standards of environmental and social sustainability in prospecting and producing the lithium. Industry associations, civil society and NGOs will support the social sustainability efforts, helping to improve the lives of the people of Vale do Jequitinhonha.

For a replay of the Lithium Valley Ceremony at Nasdaq MarketSite please follow the link: https://edge.media-server.com/mmc/p/2qrcy9az

For a replay of the Nasdaq Opening Bell Ringing please follow the link: https://livestream.com/NasdaqMedia/events/10839250

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PHOTOS: HIGHLIGHTS OF CELEBRATION AT NASDAQ MARKETSITE

ATLX
0.55%
+0.14 $25.66
Nasdaq Listed
AMZN
1.47%
+1.57 $108.19
Nasdaq100
PYPL
Nasdaq100
INVEST MINAS
MINAS GERAIS
GOVERNO DIFERENTE. ESTADO EFICIENTE.
LITHIUM VALLEY
Nasdaq

GADSBY
A FEEL GOOD SHOW. SERIOUSLY.
LITHIUM VALLEY
MAY 10, 2023
LITHIUM VALLEY
Nasdaq
VIENNA

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium producing the most environmentally and socially sustainable lithium in the world its wholly owned Grota do Cirilo Project in Brazil. The project produces Battery Grade Sustainable Lithium concentrate in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings and does not leave tailings behind.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years. Phase 1 of the project is to produce 270,000 tonnes of Battery Grade Sustainable Lithium concentrate annually (36,700 LCE annually). If it is determined to proceed, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually).

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmaca.com

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company including production estimates and projected cash flows; timing for the commissioning of the Greentech Plant and commencement of commercial production, completion of the report relating to the Greentech Plant Expansion expectations as to the commencement of cash flow and whether such cash flows can support the Greentech Plant Expansion,, operational status and possible expansion of the Greentech Plant, the Company meeting its social and climate initiative and objectives, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in Brazil; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues in the course of final commissioning or in respect of the Greentech Plant, the expected positive results of the engineering report. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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